

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 30, 2011

Via U.S. Mail and Fax
William R. Shane
Executive Vice President and
Chief Financial Officer
StoneMor Partners, Inc.
311 Veterans Highway
Suite B
Levittown, PA 19056

Re: **StoneMor Partners, Inc.**
         Item 4.02 Form 8-K
         Filed   March 30, 2011
         File No.   000-50910

Dear Mr. Shane:

We have reviewed your filing and have the following comment. In our comment we have asked you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K
Item 4.02

1. Based on your disclosure, it appears that you do not intend to amend and restate your previously issued Forms 10-Q for the quarterly periods ended June 30 and September 30, 2010, respectively, or the Form 10-K for the year ended December 31, 2009, but instead reflect the restatements in your Form 10-K for the fiscal year ended December 31, 2010. Please tell us why you decided to not amend and restate the previously issued quarterly and year-end financial statements. In particular, provide us with management's materiality assessment for each of the misstated interim consolidated financial statements for the quarterly periods

ended June 30, 2010 and September 30, 2010 and the consolidated financial statements for the year ended December 31, 2009.

* * * *

As appropriate, please respond to this comment within five business days or tell us when you will respond. Please furnish a response that keys to our comment and provides any requested information. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Joe Cascarano, Staff Accountant, at (202) 551-3376.

Sincerely,

Larry Spirgel
Assistant Director